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Qin Cai · 2nd

Vice President at The Global CSR Foundation

Greater Chicago Area · 183 connections · **Contact info**

The Global CSR Foundation

Indiana University Bloomington

Highlights



1 mutual connection
You and Qin both know Jing Zhao Cesarone



1 Mutual Group
You and Qin are both in Harvard Business Review Discussion Group

About

Qin is an expert in international education programs with many years of multinational business experience. Qin currently works as the CEO of Way Ahead Education, and COO of ChildWise Early Childhood Education. She is also the Vice Chair of the Global Corporate Social Responsibility CSR Foundation (GCSRF). In the past she has worked for JP Morgan Chase and Accenture.

Experience



Vice President

The Global CSR Foundation · Apprenticeship

Dec 2019 – Present · 1 yr 2 mos

Chicago, Illinois, United States



COO

ChildWise International LLC · Full-time

Dec 2019 – Present · 1 yr 2 mos

Greater Chicago Area

Qin is an expert in international education programs with many years of multinational business experience. In the past she has worked for Accenture and JP Morgan Chase. In her current role she is responsible for the overall operations of the CDA project across China and the United States.



CEO and Founder

Way Ahead Education

Sep 2017 – Present · 3 yrs 5 mos

Chicago, IL, USA

Way Ahead Education promotes the highest quality educational counseling to international students and to launch students on successful academic careers with great leadership.



College Admission Counseling

College Admission Counseling Services · Full-time

May 2015 – Apr 2018 · 3 yrs

Greater Chicago Area



AVP

JPMorgan Chase & Co.

2010 – May 2015 · 5 yrs

JPMorgan Chase & Co. (NYSE: JPM) is a leading global financial services firm with assets of $2.6 trillion and operations worldwide. The Firm is a leader in investment banking, financial services for consumers and small businesses, commercial banking, financial transaction processing, and asset management.



Project Manager

Accenture

2006 – 2009 · 3 yrs

As a senior consultant in the Business Intelligence unit at Accenture Qin worked at several fortune 500 companies: Motorola, CNA Financial...During her tenure Qin worked on 2 award winning projects – the most recent of which won the annual Accenture Global Client Excellence Award.

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Education



Indiana University Bloomington

Master's degree, Computer Science, Business

2005